SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2012

Commission File No. 333-05752

CNH GLOBAL N.V.

(Translation of Registrant’s Name Into English)

World Trade Center Amsterdam Airport

Schiphol Boulevard 217

1118 BH Schiphol Airport, Amsterdam

The Netherlands

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(7):  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐             No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                 .)

CNH GLOBAL N.V.

Form 6-K for the month of May 2012

List of Exhibits:

1.	News Release entitled, “CNH Global Suspends Sales to Iran”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNH Global N.V.

By:	/s/ Michael P. Going
Michael P. Going
Senior Vice President, General Counsel and Secretary

May 29, 2012

FOR IMMEDIATE RELEASE
For more information contact:

CNH Corporate Communications	+1 (630) 887-3823

CNH Global Suspends Sales to Iran

BURR RIDGE, IL – (May 25, 2012) – CNH Global N.V. supports the international efforts for a diplomatic solution of the issues relating to the relations with Iran. In this respect, CNH announces that, effective immediately, its subsidiaries will no longer carry out business activity related to products or components where the ultimate destination of such products is known to be Iran, other than to the limited extent required to fulfill already existing binding obligations.

Sales to Iran based entities during past years by CNH’s subsidiaries were totally immaterial in a quantitative and qualitative sense and any concerned products were sold for commercial and civilian use only.

CNH’s subsidiaries having commercial relations with Iranian entities always conducted their businesses in compliance with all applicable laws and regulations, including those of the United Nations, European Union and Italy.

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CNH Global N.V. is a world leader in the agricultural and construction equipment businesses. Supported by approximately 11,300 dealers in around 170 countries, CNH brings together the knowledge and heritage of its Case and New Holland brand families with the strength and resources of its worldwide commercial, industrial, product support and finance organizations. CNH Global N.V., whose stock is listed on the New York Stock Exchange (NYSE:CNH), is a majority-owned subsidiary of Fiat Industrial S.p.A. (FI.MI). More information about CNH and its Case and New Holland products can be found online at www.cnh.com.